Exhibit 2.1

AMENDMENT NO. 3 TO THE

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

GENETIX GROUP PLC

ALPINE MERGER CORPORATION

and

APPLIED IMAGING CORP.

This Amendment No. 3 (this “Amendment”) to the Agreement and Plan of Merger, dated as of August 31, 2006, and as amended, by and among Genetix Group PLC (“Parent”), Alpine Merger Corporation (“Merger Sub”), and Applied Imaging Corp. (“Company”), (the “Merger Agreement”) is made and entered into as of November 2, 2006, by and among Parent, Merger Sub, and the Company. Parent, Merger Sub and the Company shall be referred to hereinafter collectively as the “Parties.”

RECITAL:

WHEREAS, the Parties entered into the Merger Agreement as of August 31, 2006.

WHEREAS, the Parties entered into Amendment No. 1 to the Merger Agreement as of October 20, 2006.

WHEREAS, the Parties entered into Amendment No. 2 to the Merger Agreement as of October 27, 2006.

WHEREAS, the Parties deem it to be in their best interest to amend the Merger Agreement, as amended, as hereinafter provided.

NOW, THEREFORE, the Parties hereto agree to amend the Merger Agreement as follows:

AGREEMENT:

1. Definitions. Unless otherwise defined herein, capitalized terms used herein have the meanings described to them in the Merger Agreement.

2. Merger Consideration. Section 1.6(a) of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

(a) Company Common Stock. Each share of the Common Stock, par value $0.001 per share, of the Company (“Company Common Stock”) issued and outstanding immediately prior to the Effective Time, other than any shares of Company Common Stock to be canceled pursuant to Section 1.6(c) and any Dissenting Shares, will be canceled and extinguished and automatically converted (subject to Section 1.6(g)) into the right to receive $3.80 in cash, without interest (the “Per Share Amount” and the sum of the Per Share Amounts, the “Merger

Consideration”), upon surrender of the certificate representing such share of Company Common Stock in the manner provided in Section 1.7 (or in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit in the manner provided in Section 1.9).

3. Fees. Section 7.2 of the merger Agreement is hereby amended and restated in its entirety to read as follows:

7.2	Fees and Expenses Upon Termination. If this Agreement is terminated:

(a) by either the Company or Parent in accordance with Section 7.1(b)(iii), then the Company shall pay to Parent a fee of $200,000 upon such termination;

(b) by Parent in accordance with Section 7.1(c)(ii) or by the Company in accordance with Section 7.1(d)(ii), then the Company shall pay to Parent a fee of $1,040,000 upon such termination;

(c) by Parent in accordance with Section 7.1(c)(i), and if and only if the Company’s breach, inaccuracy, or failure to perform was primarily attributable to its own act or omission (“Controlled Breach”), then the Company shall pay to Parent a fee of $300,000 to Parent upon such termination, provided, however, that a Controlled Breach shall be presumed to have occurred hereunder unless the Company provides Parent during the applicable cure periods with documents conclusively supporting the absence of a Controlled Breach; or

(d) by Parent in accordance with Section 7.1(c)(iii), if any definitive agreement providing for a Qualifying Transaction shall have been entered into within twelve (12) months after the End Date, then the Company shall pay to Parent a fee of $1,040,000 upon the closing of such Qualifying Transaction. A “Qualifying Transaction” shall mean any alternative Proposal assigning an enterprise value to the Company in excess of $18.3 million and that is not a proposal primarily for capital raising purposes.

In no event shall the Company be required to pay more than one fee pursuant to this Section 7.2 and after payment in full of any such fee, neither the Company nor Parent (including Merger Sub) shall have any further liability with respect to this Agreement or the transactions contemplated hereby to Parent, Merger Sub or their respective stockholders, provided that nothing herein shall release any party from liability for intentional breach or fraud.

4. Expenses. Schedule 5.12 of the Company Disclosure Letter is hereby amended and restated as set forth in Schedule 5.12 delivered concurrently with this Amendment.

5. Revocation of Notice of Intent to Effect a Change of Recommendation. The Company hereby expressly revokes and declares void ab initio the notice, delivered to Parent on October 30, 2006, of its board’s intent to effect a Change of Recommendation and terminate the Merger Agreement.

6. Reference to and Effect on the Merger Agreement.

(a) Upon the effectiveness of this Amendment, each reference in the Merger Agreement to “this Agreement,” “hereunder,” “hereof,” “herein,” or words of like import shall mean and be reference to the Merger Agreement as amended.

(b) Except as specifically amended or modified herein, all terms and provisions contained in the Merger Agreement shall remain in full force and effect.

7. Counterparts. This Amendment may be executed in two or more counterparts, each of which shall be deemed an original, and all of which taken together shall constitute one and the same agreement.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized respective officers as of the date first written above.

GENETIX GROUP PLC

By:	/s/ Mark Reid

Name:	Mark Reid
Title:	Chief Executive Officer

ALPINE MERGER CORPORATION

By:	/s/ Mark Reid

Name:	Mark Reid
Title:	President and Chief Executive Officer

APPLIED IMAGING CORP.

By:	/s/ Robin Stracey

Name:	Robin Stracey
Title:	Chief Executive Officer

****AMENDMENT NO. 3 TO THE AGREEMENT AND PLAN OF MERGER****